Via Facsimile and U.S. Mail
Mail Stop 6010

April 16, 2008

Mr. Keith A. Jensen
Senior Vice President
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re:     **American Financial Group Inc.**
        **Form 10-K for Fiscal Year Ended December 31, 2007**
        **Filed on February 28, 2008**
        **File No. 001-13653**

Dear Mr. Jensen:

        We have reviewed your filing and have the following comments.  We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents.  In our comments, we
ask you to provide us with information to better understand your disclosure.  Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it.  If you do not believe that revised
disclosure is necessary, explain the reason in your response.  After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for Fiscal Year Ended December 31, 2007**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Investments, page 27

1. You state that the fair value of approximately 98% of your fixed maturity and equity security portfolio is based on values provided by pricing services or quotes from brokers. Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following, if material:

   • Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
   • Describe the methods used to estimate fair value;
   • Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
   • Disclose whether the valuation models used have changed from prior periods; and
   • Quantify the effect on operations and financial position of reasonably likely changes in those assumptions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments, page F-26

2. It appears that the fair value of your fixed maturity securities and equity securities is based, in part on "values obtained from independent pricing services." While you are not required to make reference to independent pricing services, when you do, you must also include their names in the '34 Act filing. If you include or incorporate by reference this disclosure into a '33 Act filing, you will also need to include the consents of independent pricing services.

Financial Instruments with Off-Balance-Sheet Risk, page F-27

3. It appears based on "Collaterized Debt Obligations" on page F-27 that you have variable interest entities that are not required to be consolidated. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements. For your non-consolidated CDOs, please revise your disclosure in MD&A to address these items:

- Discuss the nature of your variable interest in the non-consolidated CDOs, how your investment management fees are structured, and how you determined that you are not the primary beneficiary under FIN 46;
- Discuss the reason for consolidating some CDOs, but not others, should that be the case.
- Categories and rating of assets they hold;
- Weighted-average life of assets the off-balance sheet entity holds;
- Forms of funding (commercial paper, medium-term notes, etc) and weighted-average life of the funding they hold;
- Any material difficulties they have experienced in issuing commercial paper or other financing during the periods presented and if so, how such difficulties were resolved;
- Maximum limit of the losses to be borne by any first loss note holders;
- Discuss in detail your obligations under the agreements. For example, address the following, to the extent applicable:

  o Whether there are triggers associated with your obligations to fund,
  o Whether there are any terms that would limit your obligation to perform,
  o Any obligations under the facilities and their material terms,
  o Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
  o Whether any agreement required you to purchase securities issued by the CDOs. If not, consider discussing your reasons for the purchase;
  o Whether you provided or assisted the CDOs in obtaining any other type of support, or whether it is your current intention to do so; and
  o Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the CDOs or incur significant losses associated with them.

4.    Also, revise your MD&A disclosures to address:

- the scenarios where you would have to consolidate the CDOs, and your expectation of the likelihood of such consolidation;
- the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the CDOs; and
- any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the CDOs.

5.    Please revise your notes to financial statements to provide the disclosures required by paragraph 24 of FIN 46R or tell us why such disclosures are not required.

\*     \*     \*     \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant